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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


         Under the Securities Exchange Act of 1934 (Amendment No. ____)*


                        Diamond Multimedia Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   252714-10-0
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                                 (CUSIP Number)

                                Walter D. Amaral
                         Senior Vice President, Finance
                             Chief Financial Officer
                                 S3 Incorporated
                         2841 Mission College Boulevard
                              Santa Clara, CA 95054
                                 (408) 588-8000

                                 with a copy to

                            Jorge A. Del Calvo, Esq.
                          Pillsbury Madison & Sutro LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 1999
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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CUSIP No. 252714-10-0             Schedule 13D                 Page 2 of 9 Pages



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 252714-10-0             Schedule 13D                 Page 3 of 9 Pages


1.  NAME OF REPORTING PERSON                                     S3 Incorporated
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         77-0204341
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                                                           WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
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   NUMBER OF          7.       SOLE VOTING POWER                       4,597,871
     SHARES                    -------------------------------------------------
  BENEFICIALLY
    OWNED BY          8.       SHARED VOTING POWER                           -0-
      EACH                     -------------------------------------------------
    REPORTING
     PERSON           9.       SOLE DISPOSITIVE POWER                  4,597,871
      WITH                     -------------------------------------------------

                      10.      SHARED DISPOSITIVE POWER                      -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                                   4,597,871
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                  |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     13.0%
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14  TYPE OF REPORTING PERSON                                                  CO
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CUSIP No. 252714-10-0             Schedule 13D                 Page 4 of 9 Pages


Item 1.   Security and Issuer.
-------   --------------------

         This statement relates to the shares of Common Stock, $0.001 par value per share (the "Diamond Common Stock"), of Diamond Multimedia Systems, Inc., a Delaware corporation ("Diamond"). The principal executive offices of Diamond are located at 2880 Junction Avenue, San Jose, California 95134.

Item 2.   Identity and Background.
-------   ------------------------

     This statement is being filed by S3 Incorporated ("S3"). The principal offices of S3 are located at 2841 Mission College Boulevard, Santa Clara, CA 95054. S3 is principally engaged in the business of supplying multimedia acceleration hardware and its associated software for the PC market.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     As more fully described in Item 4 of this Statement, Diamond has issued to S3 three (3) warrants to purchase an aggregate of 4,597,871 shares of Diamond Common Stock (collectively, the "Diamond Warrants"). The first of those three warrants entitles S3 to purchase 1,165,501 shares of Diamond Common Stock at an exercise price of $4.29 per share. The second warrant entitles S3 to purchase 1,196,172 shares of Diamond Common Stock at an exercise price of $4.18 per share. The third warrant entitles S3 to purchase 2,236,198 shares of Diamond Common Stock at an exercise price of $4.471875 per share. If S3 were to exercise the Diamond Warrants in full, the funds required to purchase the shares of Diamond Common Stock issuable upon such exercise (assuming a cash exercise) would be approximately $20.0 million. It is currently anticipated that such funds would be provided from S3's working capital.

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CUSIP No. 252714-10-0             Schedule 13D                 Page 5 of 9 Pages



Item 4.   Purpose of Transaction.
-------   -----------------------

     S3 and Diamond entered into a Credit Agreement, dated as of June 10, 1999, and amended on June 14, 1999 (the "Credit Agreement"), pursuant to which S3 agreed to make three (3) separate loans to Diamond in amounts not exceeding $20.0 million in the aggregate. One of the conditions precedent to the making of each of those loans by S3 is that Diamond shall have issued a common stock purchase warrant to S3. On June 10, 1999 and in connection with the first loan under the Credit Agreement (in the amount of $5.0 million), Diamond issued to S3 a warrant (the "First Diamond Warrant") to purchase 1,165,501 shares of Diamond Common Stock at an exercise price of $4.29 per share, subject to certain adjustments in accordance with Section 6 of the First Diamond Warrant. On June 15, 1999 and in connection with the second loan under the Credit Agreement (in the amount of $5.0 million), Diamond issued to S3 a warrant (the "Second Diamond Warrant") to purchase 1,196,172 shares of Diamond Common Stock at an exercise price of $4.18 per share, subject to certain adjustments in accordance with
Section 6 of the Second Diamond Warrant. On June 21, 1999, Diamond issued to S3 a warrant (the "Third Diamond Warrant") to purchase 2,236,198 shares of Diamond Common Stock at an exercise price of $4.471875 per share, subject to certain adjustments in accordance with Section 6 of the Third Diamond Warrant. The First Diamond Warrant terminates on the later of June 10, 2000 or the date on which Diamond's indebtedness to S3 under the Credit Agreement is paid in full. The Second Diamond Warrant terminates on the later of June 15, 2000 or the date on which Diamond's indebtedness to S3 under the Credit Agreement is paid in full. As of the date hereof, the Third Diamond Warrant has not become exercisable and shall only become exercisable upon the occurrence of certain events. The Third Diamond Warrant terminates on June 21, 2000 or the date on which Diamond's indebtedness to S3 under the

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CUSIP No. 252714-10-0             Schedule 13D                 Page 6 of 9 Pages


Credit Agreement is paid in full. Notwithstanding any provisions therein to the contrary, each of the First Diamond Warrant, the Second Diamond Warrant and the Third Diamond Warrant shall terminate upon the consummation of certain transactions involving the acquisition of more than 50% of the outstanding voting securities of S3 or the disposition of all or substantially all of S3's assets. As the holder of the First Diamond Warrant, the Second Diamond Warrant and the Third Diamond Warrant, S3 has certain demand and piggyback registration rights with respect to the shares of Diamond Common Stock covered by such warrants.

     S3 and Diamond entered into an Agreement and Plan of Merger, dated as of June 21, 1999 (the "Merger Agreement"), with respect to the merger of a wholly-owned subsidiary of S3 (the "Merger Sub") with and into Diamond as provided for in the Merger Agreement (the "Merger"). In the Merger, each outstanding share of Diamond Common Stock will be converted into shares of common stock, par value $0.0001 per share, of S3 (the "S3 Common Stock") at an exchange rate equal to 0.52 share of S3 Common Stock for each share of Diamond Common Stock. As a result of the Merger, Diamond will become a wholly-owned subsidiary of S3, and Diamond's board of directors will consist of the directors of Merger Sub immediately prior to the effective time of the Merger.

     Except as described herein and in Item 6 below, neither S3 nor, to the knowledge of S3, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to S3's obligations under the agreements referred to above, S3 will continue to review the business of Diamond and may in the future propose that Diamond take one or more of such actions.

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CUSIP No. 252714-10-0             Schedule 13D                 Page 7 of 9 Pages


Item 5.   Interest in Securities of Diamond.
-------   ----------------------------------

     (a) If S3 exercises the First Diamond Warrant, the Second Diamond Warrant and the Third Diamond Warrant in full (assuming that the Third Diamond Warrant becomes exercisable), S3 would become a beneficial owner of an aggregate of 4,597,871 shares of Diamond Common Stock. Based on the number of shares of Diamond Common Stock reported as outstanding as of March 31, 1999, S3 would then beneficially own approximately 13.0% of the outstanding shares of Diamond Common Stock.

     (b) If S3 exercises the First Diamond Warrant, the Second Diamond Warrant and the Third Diamond Warrant in full (assuming that the Third Diamond Warrant becomes exercisable), the number of shares as to which S3 would have:

          (i) Sole power to vote or direct the vote: 4,597,871 shares;

          (ii) Shared power to vote or direct the vote: none;

          (iii) Sole power to dispose or direct the disposition of: 4,597,871 shares; and

          (iv) Shared power to dispose or direct the disposition of: none.

     As of the date of this filing, neither S3 nor, to the knowledge of S3, any of its directors or executive officers beneficially owns any shares of Diamond Common Stock.

     (c) Except as stated in Item 4 above, there have not been any transactions in the Diamond Common Stock effected by or for the account of S3 or, to the knowledge of S3, any of its directors or executive officers, during the past 60 days.

     (d) In the event that S3 were to exercise the First Diamond Warrant, the Second Diamond Warrant and the Third Diamond Warrant in full (assuming that the Third Diamond Warrant becomes exercisable), no person, other than S3, would have the right to receive or

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CUSIP No. 252714-10-0             Schedule 13D                 Page 8 of 9 Pages


the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Diamond Common Stock then owned by S3 for its own account.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------   ---------------------------------------------------------------------
to Securities of Diamond.
-------------------------

     Except as set forth in response to Items 3, 4 and 5 hereof, neither S3 nor, to the knowledge of S3, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Diamond, including, but not limited to, transfer or voting of any securities of S3, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.

Item 7.        Material to be Filed as Exhibits.
-------        ---------------------------------

Exhibit 1.     (1)  Agreement and Plan of Merger between Diamond Multimedia
                    Systems, Inc. and S3 Incorporated, dated as of June 21,
                    1999.

Exhibit 2.1 Credit Agreement, dated as of June 11, 1999, by and between Diamond Multimedia Systems, Inc. and S3 Incorporated.

Exhibit 2.2 First Amendment to Credit Agreement, dated as of June 14, 1999, by and between Diamond Multimedia Systems, Inc. and S3 Incorporated.

Exhibit 3. First Common Stock Purchase Warrant issued by Diamond Multimedia Systems, Inc. to S3 Incorporated.

Exhibit 4. Second Common Stock Purchase Warrant issued by Diamond Multimedia Systems, Inc. to S3 Incorporated.

Exhibit 5. Third Common Stock Purchase Warrant issued by Diamond Multimedia Systems, Inc. to S3 Incorporated.

----------------

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CUSIP No. 252714-10-0             Schedule 13D                 Page 9 of 9 Pages


(1) Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed June 25, 1999.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of June 25, 1999.


                                                /s/ Walter D. Amaral
                                        ----------------------------------------
                                                    Walter D. Amaral
                                            Senior Vice President, Finance
                                                Chief Financial Officer